Exhibit 99.1

Mdxhealth Announces Resignation of Board Member

IRVINE, CA, and HERSTAL, BELGIUM – February 16, 2024 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announced that Jan Pensaert has stepped down from the Board of Directors of mdxhealth. His resignation was effective as of February 15, 2024. Mr. Pensaert’s resignation is not the result of any disagreement with the Company on any matter relating to the operations, policies or practices of the Company.

Michael K. McGarrity, CEO of mdxhealth, commented: “On behalf of the Board of Directors and the employees of mdxhealth, I would like to thank Jan for his support of our Company. Jan provided valuable insights during a period of significant transformation for mdxhealth, and we are grateful for his contributions.”

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com